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March 1, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE: Seligman Communications and Information Fund, Inc.
    Post-Effective Amendment No. 37
    File No. 2-80168/811-03596

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 37 on Form N-1A pursuant to Rule 485(a)(1) to bring the financial statements and other information included in the Registration up to date pursuant to Section 10(a)(3) of the Securities Act of 1933. In conjunction herewith, Registrant has made other non-material changes as it has deemed appropriate.

The prospectus has been marked to show all changes from Registrant's Post-Effective Amendment No. 36 filed on or about January 8, 2010.

Pursuant to Rule 461, Registrant respectively requests that the effective date of the above-mentioned Post-Effective Amendment be accelerated and declared effective on March 1, 2010 or as soon as practicable thereafter. A letter on behalf of the Principal Underwriter also is accompanying this filing.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Katina Walker at 612-671-6990.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and
Secretary Seligman Communications and
Information Fund, Inc.